■ EX-99.2.
Changes in Affiliates (Addition)
1. Company to be affiliated
— Company Name: PNR (POSCO-NSC RHF Joint Venture)
— Total Asset (KRW) : 39,054,900,000
— Total Equity (KRW): 39,054,900,000
— Total Liabilities (KRW): —
— Total Capital (KRW): 39,054,900,000

— Purpose of the company :	to engage in production and sales of DRI (Direct Reduced Iron) and HBI (Hot Briquetted Iron)
2. Name of Company Group: POSCO
3. Reason for Addition: Incorporation of a new corporation
4. Total number of affiliated companies after additional affiliation: 90
5. Date of Addition: March 3, 2008
6. Others
— POSCO invests 70% stake of PNR